Mail Stop 4561


							September 26, 2008


By Facsimile 	(787)767-7913

Mr. Carlos M. Garcia
Interim President and Chief Executive Officer
Santander Bancorp
207 Ponce de Leon Avenue
Hato Rey, Puerto Rico 00917


Re: 	Santander Bancorp
      Form 10-K for the fiscal year ended December 31, 2007
      File No. 001-15849


Dear Mr. Garcia:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please amend your Form 10-K to correct each of the related certifications pursuant to Section 302 of the Sarbanes Oxley Act as follows:
* revise the first line which states that each certification is an a
"Quarterly Certification" to state that it is either an "Annual Certification" or a "Certification;" and
* revise your statement in paragraph 1 that "I have reviewed this quarterly report" to state that "I have reviewed this annual report."
We note that we issued a similar comment to you in connection with our review of your 2005 Annual report on Form 10-K; in response in 2006 you undertook to correct these errors.


Item 7A. Quantitative and Qualitative Disclosures About Market
Risk

Credit Risk Management and Loan Quality, page 62

2. You disclose on page 62 that you make a "substantial number" of loans to sub-prime borrowers mainly through your subsidiary, Island
Finance. In order to promote increased transparency to your overall portfolio and in particular to your riskier and nonprime loans, please revise to address the following regarding your loan portfolio:

* Tell us whether you originated loans similar to payment option loans or loans that allow for negative interest amortization. If so, please revise to describe in detail this sector of your portfolio.

* More clearly describe the significant terms of each type of residential mortgage loan product offered, including underwriting standards used for each product, maximum loan-to-value ratios and how credit management monitors and analyzes key features, such as loan-to-value ratios and negative amortization, and changes from period to period.

* Disclose the approximate amount (or percentage) of loans originated during the period and loans as of the end of the reporting period that relate to each type of residential mortgage loan product. Within that breakdown, please separately identify any "Alt-A" loans, reduced documentation loans, or other categories that might be considered "nonprime".

* As part of the above breakdowns by category, consider providing disclosure that separately quantifies originations, sales, ending balances, and non-performing loans by vintage of origination.

* Specifically for your sub-prime portfolio, please revise to disclose the total amount of loans to sub-prime borrowers at the end of each reporting period.

* Disclose your sub-prime lending policies and procedures, and how this may differ from your regular lending policies and procedures.

* Please consider adding any additional disclosure information relating to sub-prime lending, and your related risk, that you believe would be beneficial to readers of your financial statements including data you use to monitor such loans.

* Disclose the approximate amount (or percentage) of off-balance sheet loans with retained credit risk which relate to each type of residential mortgage loan product.

* Please revise future filings, beginning with your Form 10-Q for the period ending September 30, 2008, to address the above, as applicable. In your response letter, please provide us with your proposed revisions to your Form 10-K, as well as your related proposed disclosures to be made in your next Form 10-Q.


Financial Statements

Note 3. Investment Securities Available for Sale, page 93

3. Please revise to include your unrealized losses on securities less than 12-months and greater than 12-months, as presented in the tabular disclosure on page 94, for each year for which a statement of financial position is presented, as required by paragraph 17.a of FSP
FAS No. 115.

Note 8. Goodwill and Other Intangible Assets, page 98

4. Please revise to present the gross carrying amount and accumulated amortization, in total and by major intangible asset class, for intangible assets subject to amortization as required by paragraph 45.a.(1) of SFAS 142.




      * * * * * * * * * * * * *




      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact Brittany Ebbertt at (202) 551-3572 or Kevin
W.
Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any other questions.




						Sincerely,



						Michael Clampitt
						Senior Attorney